SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: 3 August 2011
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F-☐   Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐   No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  __________________.)
Enclosed:
News Release

August 3, 2011
Altynalmas Gold’s new upgraded and confirmed Bakyrchik East
Mineral Resource Gold deposit boosts total gold resources
at Kyzyl Project in Kazakhstan
VANCOUVER, CANADA — Robert Friedland, founder and Chief Executive Officer of Ivanhoe Mines and Chairman of Altynalmas Gold, and David Woodall, President and Chief Executive Officer of Altynalmas Gold, announced today a NI 43-101-compliant Mineral Resource estimate for the new Bakyrchik East Deposit at Altynalmas Gold’s Kyzyl Gold Project in northeastern Kazakhstan. Ivanhoe Mines owns 50% of Altynalmas Gold.
Roscoe Postle Associates Inc. (RPA), an internationally recognized consulting firm, estimates the Bakyrchik East Deposit at 6.8 million tonnes of Inferred Mineral Resources grading 6.0 grams of gold per tonne (g/t), containing 1.3 million ounces of gold.
The Bakyrchik East Gold Deposit, consisting of the Globoki Log and Promezhutochny zones, is located 800 metres east along strike from the eastern edge of the main Bakyrchik Gold Deposit within the Kyzyl Shear Zone. The RPA estimate is based on drilling results that were available to July 11, 2011.
“The continued success of our ongoing systematic and aggressive gold exploration program further confirms the scale and geological potential of the Kyzyl Gold System,” Mr. Woodall said.
“These encouraging results increasing our Indicated and Inferred Mineral Resources to 6.217 and 3.611 million ounces of gold respectively, enhance our confidence that Altynalmas Gold can successfully implement our development plans and establish the Kyzyl Gold Project as a world-class operation.”
Table 1 presents a summary of the Kyzyl Gold Project’s total NI 43-101-compliant Mineral Resource.
Table 1. Mineral Resource summary for the Kyzyl Gold Project as of July 11, 2011
(inclusive of Mineral Reserves)

Mineral Resource		Tonnes	Gold Grade	Contained Gold
Classification	Deposit	(millions)	(g/t)	(ounces x1000)
Indicated	Bakyrchik	22.16	8.72	6,217

	Bakyrchik	9.67	7.43	2,311
Inferred	Bakyrchik East	6.80	6.00	1,300

	Total Inferred	16.47	6.82	3,611

See Table 2 for footnotes.

Table 2. Inferred Mineral Resource estimate for the Bakyrchik East Deposit as of July 11, 2011

	Tonnes	Gold Grade	Contained Gold
Lens	(millions)	(g/t)	(ounces x 1000)
Promezhutochny	4.1	6.0	790
Globoki Log	2.8	6.1	540

Total	6.8	6.0	1,300
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	The Qualified Person for this Mineral Resource estimate is David Ross, M.Sc., P.Geo.

3.	Mineral Resources are estimated at a cut-off grade of 3.0 grams per tonne gold.

4.	Mineral Resources were estimated using an average long-term gold price of US$1,100 per ounce and an assumed recovery of 89%.

5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

6.	Totals may not add correctly due to rounding.
Exploration continuing with 60,000 metres of drilling planned
Altynalmas Gold is continuing its aggressive drilling program designed to expand and upgrade the NI 43-101-compliant Mineral Resources and Reserves at the Kyzyl Gold Project. During the first six months of 2011, a total of 42,667 metres were drilled on the Mining Lease. Recent drilling activities have been focused on exploring the down-dip extensions of known gold resources, as well as on the flanks of known gold lenses.
Altynalmas plans to drill an additional 10,000 metres focused on the depth extensions on Lenses 1, 9 and 12, as well as 50,000 metres targeting the numerous satellite gold deposits on the surrounding exploration licence.
The assayed and significant drill intercepts of high-grade gold mineralization from all of the recently assayed drilling include:
•	6 m @ 18.67 g/t gold — Hole BAK-119-2010;

•	12 m @ 10.87 g/t gold — Hole BAK-121-2010;

•	8 m @ 18.46 g/t gold — Hole BAK-124-2010;

•	13 m @ 17.04 g/t gold — Hole BAK-134-2010;

•	8 m @ 11.75 g/t gold — Hole BAK-136-2010;

•	24 m @ 10.77 g/t gold — Hole BAK-148-2010;

•	6 m @ 15.65 g/t gold — Hole BAK-151-2010;

•	15 m @ 15.53 g/t gold — Hole BAK-152-2010;

•	13 m @ 13.72 g/t gold — Hole BAK-153-2010;

•	10 m @ 10.75 g/t gold — Hole BAK-163-2010;

•	7 m @ 12.14 g/t gold — Hole BAK-180-2010;

•	12 m @ 13.12 g/t gold — Hole BAK-182-2010;

•	13 m @ 12.04 g/t gold — Hole BAK-183-2010;

•	23 m @ 12.04 g/t gold — Hole BAK-184-2010;

•	15 m @ 14.03 g/t gold — Hole BAK-187-2010;

•	22 m @ 13.20 g/t gold — Hole BAK-201-2010;

•	6 m @ 21.14 g/t gold — Hole BAK-206-2010;

•	7 m @ 19.53 g/t gold — Hole BAK-209-2010;

•	32 m @ 13.09 g/t gold — Hole BAK-212-2010; and,

•	14 m @ 13.46 g/t gold — Hole BAK-230-2010.

Notes:
1.	Intersection assays are a composite of one-metre assays calculated from interval-weighted assays over a minimum three metre intersection length using a 2.0 g/t gold cut-off. A maximum of three metres of waste or lower grade material also may be included in the composite.

2.	No high assay values have been cut.

3.	Interval widths generally are equivalent to true widths.
A complete summary of recent drill results is available on Ivanhoe Mines’ website at www.IvanhoeMines.com.
Bakyrchik East Mineral Resource estimate
The Mineral Gold Resources at Bakyrchik East are hosted in two lenses comprised of more than 20 sub-zones that collectively measure 2,000 metres along strike by 1,500 metres down dip, extending from surface to a depth of 800 metres as shown in the accompanying figures. The reported Mineral Resources by lens at varying cut-off grades are shown in Table 3. There are no Mineral Reserves currently estimated at Bakyrchik East.
Table 3. Detailed Inferred Mineral Resource Estimate for the Bakyrchik East Gold Deposit
as of July 11, 2011

	Cut-off grade	Tonnes	Gold Grade	Contained Gold
Lens	(g/t gold)	(millions)	(g/t)	(ounces x 1000)
Promezhutochny	6.0	1.5	8.4	410
	5.0	2.5	7.2	580
	4.0	3.4	6.5	720
	3.0	4.1	6.0	790
	2.0	4.3	5.9	810

Globoki Log	6.0	1.2	8.1	300
	5.0	1.7	7.3	400
	4.0	2.2	6.6	480
	3.0	2.8	6.1	540
	2.0	2.9	5.8	550

Total	6.0	2.7	8.3	710
	5.0	4.2	7.2	980
	4.0	5.7	6.5	1,200
	3.0	6.8	6.0	1,300
	2.0	7.2	5.9	1,400
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	The Qualified Person for this Mineral Resource estimate is David Ross, M.Sc., P.Geo.

3.	Mineral Resources are estimated at a cut-off grade of 3.0 g/t gold.

4.	Mineral Resources were estimated using an average long-term gold price of US$1,100 per ounce and an assumed recovery of 89%.

5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

6.	Totals may not add correctly due to rounding.

The Bakyrchik East drill-hole database includes 957 historic drill holes totalling 292,087 metres of core, plus 30 recent drill holes by Altynalmas totalling 9,710 metres of core. Both data sets were verified and validated by RPA and are acceptable to estimate Mineral Resources.
A set of cross-sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized lenses using the descriptive logs, a minimum grade of 3.0 g/t gold and a minimum thickness of 1.5 metres. Prior to compositing to two-metre lengths, high grades were cut to 35 g/t gold. Gold grade was estimated using ordinary kriging. Block size is five metres by five metres by five metres. Bulk density is 2.7 t/m3. RPA classified the resources as Inferred, based on drill-hole spacing, grade continuity and reliability of data.
Quality Assurance and Quality Control
Exploration core was drilled HQ size (63.5-mm-diameter core) using western drill strings. Triple tube HQ3 (61.1-mm-diameter core) was used within, and on the shoulders, of the mineralized zone. Assaying of the samples was completed at ALS Minerals, an independent ISO-credited laboratory in Vancouver, Canada, using fire assay fusion, followed by a gravimetric analysis procedure.
Quality assurance and quality control is independently monitored and audited by RPA with a quality-control program, which includes the use of matrix matched assay standard reference samples, blanks, duplicates, repeats and internal ALS Minerals quality-assurance procedures.
Qualified Person
Disclosures of a scientific or technical nature in this release have been reviewed by Ian Blakley, P. Geo., Vice President — Exploration of Altynalmas Gold Ltd. and a “Qualified Person” for the purpose of National Instrument 43-101.
The Mineral Resources for the Kyzyl Gold Project disclosed in this news release have been estimated by David Ross, P.Geo., an employee of RPA and independent of Ivanhoe Mines. Mr. Ross is a “Qualified Person” for the purpose of National Instrument 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010). Mr. Ross has read and approved the contents of this news release as it pertains to the disclosed mineral resource estimate.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830 Website: www.ivanhoemines.com

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting Altynalmas Gold’s planned exploration and development work; the planned drilling; and the timing for completion of the planned prefeasibility study.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the company’s most recent MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This release also contains references to estimates of mineral reserves and resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

RUSSIA
Petropavlovsk
Qostanay
Pavlodar
ASTANA
Kurchatov
Semipalatinsk
Ust'-Kamenogorsk
Auezov
Kyzyl Gold Project
Georgiyevka
Qaraghandy
KAZAKHSTAN
Lake Zaysan
CHINA
Lake Balkash
Aral Sea
Qyzlorda
ALMATY
0
250
kilometres
airport
road
railway
RUSSIA
Astana
KAZAKHSTAN
Almaty
CHINA

Looking North
500 Elev
0 Elev
-500 Elev
-1000 Elev
West Shaft
Central Shafts
East Shaft
Surface
330 Level
250 Level
LENS 12
DRILLING
Lens 12
Lens
3-4-5
LENS 1
DRILLING
Lens 1
Lens 8
Lens 9
LENS 9
DRILLING
BAKYRCHIK EAST
435000 E
436000 E
437000 E
Resource Class
Indicated
Inferred
As of December 1, 2010
0 100 200 300 400 500
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazahkstan
Bakyrchik Deposit
Longitudinal Section
Drilling Locations
December 1, 2010

400 N
600 N
800 N
1000 N
1200 N
400 Elev
Surface
200 Elev
0 Elev
-200 Elev
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
8m @ 11.51 g/t Au
13m @ 10.45 g/t Au
5m @ 8.03 g/t Au
4m @ 5.39 g/t Au
4m @ 9.85 g/t Au
3m @ 13.25 g/t Au
8m @ 9.63 g/t Au
5m @ 14.79 g/t Au
BAK-079-2010
BAK-194-2010
BAK-071-2010
BAK-109-2010
BAK-132-2010
BAK-203-2010
BAK-208-2010
BAK-093-2010
BAK-221-2011
BAK-186-2010
BAK-195-2010
B4-253
B3-253
B2-253
B1-253
B1809
B1541
B1810
B1733
B4309
B4310
B3956
B3958
B3957
B1788
B3622
B3949
B3570G
B3570D
B3570
B3570V
B3570B
B3570A10
B3570A
B3536
B3954
B3952
B3580
B3580A
B5624
0 25 50 75 100
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Lens 12
Vertical Section 434675E
Drill hole trace, Lithology, Lens
July 11, 2011
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation

Surface
400 Elev
200 N
400 N
600 N
800 N
1000 N
200 Elev
0 Elev
-200 Elev
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
8m @ 6.61 g/t Au
3m @ 4.50 g/t Au
7m @ 9.70 g/t Au
13m @ 12.04 g/t Au
4m @ 3.97 g/t Au
BAK-174-2010
BAK-183-2010
BAK-227-2011
BAK-226-2011
B100
B417
B400BIS
B417BIS
BK9614-51
BK9614-52
B808
B1778
B4091
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Lens 9
Vertical Section 436350E
Drill hole trace, Lithology, Lens
July 11, 2011
0 25 50 75 100
Metres
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation

Surface
400 Elev
200 Elev
0 Elev
-200 Elev
400 N
600 N
800 N
1000 N
1200 N
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
25m @ 9.70 g/t Au
25m @ 9.14 g/t Au
12m @ 11.33 g/t Au
10m @ 9.32 g/t Au
24m @ 10.10 g/t Au
19m @ 12.09 g/t Au
76m @ 7.13 g/t Au
5m @ 3.69 g/t Au
35m @ 17.78 g/t Au
8m @ 6.62 g/t Au
23m @ 12.04 g/t Au
8m @ 4.12 g/t Au
BAK-033-2010
BAK-005-2009
BAK-027-2010
BAK-004-2009
BAK-008-2009
BAK-010-2009
BAK-048-2010
BAK-193-2010
BAK-026-2010
BAK-177-2010
BAK-040-2010
BAK-184-2010
B867
B4367
B4330
B4347
B4348
B892
P4347
B1731
B1749A
B1749
B1740
B2232
B2232A
B4392
B3595
0 25 50 75 100
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Lens 1
Vertical Section 435350E
Drill hole trace, Lithology, Lens
July 11, 2011
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation

Surface
400 Elev
200 Elev
0 Elev
-200 Elev
400 N
600 N
800 N
1000 N
1200 N
16m @ 9.12 g/t Au
10m @ 6.08 g/t Au
3m @ 15.57 g/t Au
12m @ 4.38 g/t Au
P68
P893/86
BAK-144-2010
BAK-120-2010
BAK-147-2010
G2468
G3876
G2467
G3781A
G3781
G3580
G2197
G5594
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik East
Vertical Section 438350E
Drill hole trace, Lithology, Lens
July 11, 2011
0 25 50 75 100
Metres
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation

Assay results from resource-upgrade drilling of Bakyrchik Deposit Lenses 12, 9 and 1 and Bakyrchik East Deposit
Table 4. Bakyrchik Deposit drill results: Lens 12, July 11, 2011

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-114-2010	434650	297.0	301.0	4.0	6.73

BAK-118-2010	434600	380.0	383.0	3.0	4.39

BAK-119-2010	434550	379.0	385.0	6.0	18.67
includes		379.0	383.0	4.0	25.16

BAK-124-2010	434500	385.0	393.0	8.0	18.46
includes		389.0	392.0	3.0	29.07

BAK-128-2010	434500	325.0	328.0	3.0	5.35

BAK-132-2010	434675	309.0	316.0	7.0	8.22

BAK-138-2010	434700	276.0	281.0	5.0	13.66

BAK-141-2010	434725	173.0	176.0	3.0	5.20

BAK-145-2010	434735	208.0	211.0	3.0	8.97

BAK-150-2010	438200	250.0	253.0	3.0	10.91

BAK-154-2010	434625	218.0	228.0	10.0	13.99
includes		220.0	223.0	3.0	16.48

BAK-155-2010	434600	293.0	301.0	8.0	9.70

BAK-156-2010	434575	265.0	272.0	7.0	9.21

BAK-160-2010	434550	291.0	298.0	7.0	10.22

BAK-163-2010	434575	311.0	321.0	10.0	10.75
includes		312.0	316.0	4.0	18.35

BAK-164-2010	434600	417.0	424.0	7.0	5.90

BAK-166-2010	434625	406.0	411.0	5.0	7.75

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-167-2010	434475	311.0	314.0	3.0	2.22

BAK-171-2010	434425	392.0	399.0	7.0	20.88

BAK-175-2010	434600	366.0	369.0	3.0	4.19
and		383.0	386.0	3.0	3.83

BAK-180-2010	434525	392.0	399.0	7.0	12.14
includes		393.0	396.0	3.0	18.27

BAK-181-2010	434625	452.0	464.0	12.0	6.57
includes		452.0	455.0	3.0	17.34

BAK-186-2010	434650	433.0	438.0	5.0	14.79
includes		435.0	438.0	3.0	18.70

BAK-188-2010	434500	413.0	426.0	13.0	9.13
includes		421.0	424.0	3.0	17.23

BAK-195-2010	434675	425.0	433.0	8.0	9.63

BAK-196-2010	434450	406.0	415.0	9.0	9.18
includes		411.0	414.0	3.0	15.98

BAK-203-2010	43467	301.0	305.0	4.0	5.39

BAK-206-2010	434625	438.0	444.0	6.0	21.14

BAK-208-2010	434675	301.0	306.0	5.0	8.03

BAK-209-2010	434475	369.0	376.0	7.0	19.53

BAK-215-2010	434500	310.0	316.0	6.0	8.98

BAK-221-2011	434675	372.0	375.0	3.0	13.25

BAK-222-2011	434725	305.0	312.0	7.0	10.09
includes		305.0	308.0	3.0	18.60

Table 5. Bakyrchik Deposit drill results: Lens 9, July 11, 2011

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-169-2010	436375	306.0	311.0	5.0	2.36

BAK-173-2010	436300	310.0	317.0	7.0	7.98

BAK-174-2010	436350	291.0	299.0	8.0	6.61
and		311.0	318.0	7.0	9.70

BAK-176-2010	436275	334.0	340.0	6.0	10.83

BAK-182-2010	436300	323.0	335.0	12.0	13.12
includes		326.0	332.0	6.0	19.15

BAK-183-2010	436350	299.0	302.0	3.0	4.50
and		317.0	330.0	13.0	12.04
includes		321.0	325.0	4.0	19.96

BAK-190-2010	436325	292.0	319.0	27.0	7.04
includes		312.0	315.0	3.0	19.71

BAK-218-2011	436400	270.0	273.0	3.0	3.19
and		299.0	302.0	3.0	2.43

BAK-220-2011	436275	364.0	371.0	7.0	8.84

BAK-227-2011	436350	349.0	353.0	4.0	3.97
Table 6. Bakyrchik Deposit drill results: Lens 1, July 11, 2011

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-063-2010	435600	176.0	191.0	15.0	10.15
includes		179.0	182.0	3.0	24.83

BAK-123-2010	435300	503.0	521.0	18.0	5.79
and		526.0	553.0	27.0	8.10
includes		528.0	531.0	3.0	16.42
and		559.0	562.0	3.0	2.62

BAK-130-2010	435250	519.0	542.0	23.0	3.51

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-134-2010	435300	545.0	549.0	4.0	2.31
and		569.0	582.0	13.0	17.04
includes		574.0	581.0	7.0	23.99

BAK-143-2010	435300	544.0	547.0	3.0	5.08
and		610.0	620.0	10.0	16.01
includes		612.0	617.0	5.0	27.59

BAK-148-2010	435250	528.0	552.0	24.0	10.77
and		561.0	566.0	5.0	3.37

BAK-151-2010	435400	476.0	482.0	6.0	15.65
and		492.0	503.0	11.0	4.33

BAK-152-2010	435200	515.0	530.0	15.0	15.53
includes		516.0	523.0	7.0	25.10

BAK-153-2010	435500	433.0	446.0	13.0	13.72
and		436.0	442.0	6.0	22.34

BAK-157-2010	435525	407.0	410	3.0	2.89

BAK-161-2010	435400	551.0	557.0	6.0	4.47
and		565.0	577.0	12.0	6.88
includes		565.0	568.0	3.0	18.31

BAK-165-2010	435550	303.0	308.0	5.0	3.53

BAK-168-2010	435200	463.0	472.0	9.0	11.11

BAK-170-2010	435225	488.0	513.0	25.0	8.55

BAK-177-2010	435350	486.0	562.0	76.0	7.13
includes		515.0	519.0	4.0	29.68

BAK-179-2010	435300	520.0	555.0	35.0	9.14
includes		537.0	543.0	6.0	22.08
and		563.0	569.0	6.0	4.47

BAK-184-2010	435350	511.0	516.0	5.0	3.69
and		611.0	634.0	23.0	12.04
includes		612.0	616.0	4.0	37.90
and		642.0	650.0	8.0	4.12

BAK-185-2010	435300	494.0	557.0	63.0	7.71
includes		524.0	532.0	8.0	26.47

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-187-2010	435575	189.0	204.0	15.0	14.03
includes		191.0	194.0	3.0	29.15
and		211.0	214.0	3.0	2.00

BAK-199-2010	435700	223.0	233.0	10.0	9.61
includes		228.0	231.0	3.0	16.42

BAK-200-2010	435250	519.0	522.0	3.0	5.71
and		530.0	548.0	18.0	4.30

BAK-201-2010	435350	479.0	485.0	6.0	3.01
and		544.0	566.0	22.0	13.20
includes		555.0	563.0	8.0	30.38
and		579.0	592.0	13.0	4.74
and		596.0	615.0	19.0	10.15
includes		605.0	608.0	3.0	21.03

BAK-202-2010	435575	255.0	262.0	7.0	8.99
and		330.0	335.0	5.0	3.82

BAK-204-2010	435250	552.0	583.0	31.0	6.02
and		587.0	592.0	5.0	5.10

BAK-207-2010	435425	433.0	436.0	3.0	3.86

BAK-210-2010	435475	314.0	321.0	7.0	9.82
includes		314.0	317.0	3.0	19.60
and		401.0	406.0	5.0	10.81
and		412.0	415.0	3.0	7.85

BAK-212-2010	435230	503.0	535.0	32.0	13.09
includes		516.0	520.0	4.0	24.80
includes		525.0	534.0	9.0	18.81

BAK-213-2010	435450	357.0	360.0	3.0	5.18
and		463.0	471.0	8.0	4.14

BAK-214-2010	435475	270.0	273.0	3.0	5.51
and		292.0	295.0	3.0	4.48
and		334.0	340.0	6.0	8.37
and		349.0	352.0	3.0	4.66

BAK-216-2011	435275	344.0	368.0	24.0	7.72

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-219-2011	435175	196.0	200.0	4.0	4.69
and		211.0	218.0	7.0	4.25
and		244.0	247.0	3.0	3.74

BAK-224-2011	435140	262.0	265.0	3.0	2.09
and		492.0	503.0	11	6.45

BAK-225-2011	435250	493.0	517.0	24.0	9.57
includes		493.0	498.0	5.0	20.50

BAK-230-2011	435200	485.0	499.0	14.0	13.46
includes		490.0	493.0	3.0	19.65
includes		496.0	499.0	3.0	21.98
and		503.0	508.0	5.0	4.92
Table 7. Bakyrchik East Deposit drill results July 11, 2011

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-116-2010	438300	137.0	143.0	6.0	3.79
and		156.0	159.0	3.0	11.81
and		223.0	236.0	13.0	4.82

BAK-120-2010	438350	129.0	145.0	16.0	9.12
includes		142.0	145.0	3.0	29.02
and		186.0	198.0	12.0	4.38

BAK-121-2010	438200	129.0	141.0	12.0	10.87

BAK-125-2010	438500	159.0	172.0	13.0	9.43
and		182.0	185.0	3.0	2.40

BAK-129-2010	438550	115.0	120.0	5.0	3.72

BAK-131-2010	438540	330.0	333.0	3.0	9.77

BAK-133-2010	438700	252.0	255.0	3.0	3.43

BAK-135-2010	437350	312.0	315.0	3.0	8.77
and		364.0	367.0	3.0	7.21

BAK-136-2010	438675	219.0	227.0	8.0	11.75
includes		222.0	225.0	3.0	22.27

		From	To	Interval Length	Gold Grade
Hole-ID	Section	(m)	(m)	(m)	(g/t)
BAK-137-2010	438100	150.0	157.0	7.0	7.33
and		173.0	177.0	4.0	5.16
and		191.0	196.0	5.0	3.88

BAK-142-2010	437500	358.0	361.0	3.0	4.96
and		366.0	367.0	3.0	2.23
and		409.0	412.0	3.0	2.25
and		415.0	418.0	3.0	5.35

BAK-144-2010	438350	152.0	155.0	3.0	15.57

BAK-146-2010	437950	178.0	181.0	3.0	2.25

BAK-147-2010	438350	206.0	216.0	10.0	6.08

BAK-232-2010	438445	177.0	180.0	3.0	2.92
Notes:

1.	Intersection assays are a composite of one-metre assays calculated from interval-weighted assays over a minimum three-metre intersection length using a 2.0 g/t gold cut-off. A maximum of three metres of waste or lower grade material may also be included in the composite.

2.	The included intervals (“includes”) are significantly higher in tenor and exceed 15.0 g/t gold within the 2.0 g/t gold cut-off intervals.

3.	No high assay values have been cut.

4.	Interval widths generally are equivalent to true widths.

5.	The following recently assayed holes did not intersect significant mineralization:

Lens	Hole-ID	Section
12	BAK-122-2010	434500
12	BAK-197-2010	434550
9	BAK-189-2010	436500
9	BAK-198-2010	436550
1	BAK-191-2010	435700
1	BAK-205-2010	435600
BE	BAK-106-2010	437200
BE	BAK-113-2010	438400
BE	BAK-126-2010	438150
BE	BAK-127-2010	438250
BE	BAK-139-2010	438500
BE	BAK-140-2010	438050
BE	BAK-149-2010	438200
BE	BAK-236-2010	438450

August 3, 2011
STATEMENT
Ivanhoe Mines receives proceeds
of US$103 million from Monywa Trust
Ivanhoe Mines announced today that it has received US$103 million as payment for a promissory note from the Monywa Trust.
Ivanhoe Mines transferred the ownership of its former 50% interest in the Monywa Project to the independent, third-party Monywa Trust in February 2007. In exchange for the interest, the Monywa Trust issued an unsecured, non-interest-bearing promissory note to an Ivanhoe Mines subsidiary.
Ivanhoe Mines has held no interest in the Monywa Project, and has had no involvement with the administration and operation of the Monywa Project, since 2007.
After acquiring Ivanhoe’s former interest in the Monywa Project, the independent trustee engaged an independent service provider to help the Trust identify potential buyers. Ivanhoe Mines had no involvement in discussions between the Monywa Trust and its service provider with potential purchasers or with the ultimate sale of the interest.
(For background, see the Monywa Copper Project Fact File at www.ivanhoemines.com/s/Monywa.asp; additional related statements at www.ivanhoemines.com/s/The_Facts.asp).
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Luke Distelhorst +1.604.331.9830. Media: Bob Williamson +1.604.331.9830

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: 3 August 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary